Filed by EMC Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Legato Systems, Inc.

Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“Legato”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is a form of letter to be used by EMC employees to communicate with certain EMC Data Manager (EDM) customers.

[EMC Logo]

Date

[Customer Name]

[Customer Title]

[Company Name]

[Address]

[Address]

Dear [Customer Name],

EMC announced on July 8th, 2003 its plan to acquire Legato Systems. The acquisition is expected to be completed in the fourth quarter of 2003. The union of Legato Systems and EMC will make it easier for our customers to manage and protect all of their information throughout the information lifecycle – from inception to archive to disposal.

Protecting all of your information has always been and will continue to be a key component of EMC’s product strategy and vision. EMC Data Manager (EDM) has been our primary offering to address your backup and restore needs. We are committed to both protecting and enhancing EDM and it will continue to be part of our portfolio. Rest assured that you will continue to enjoy EMC’s world-class customer service as well as product enhancements.

We plan to evaluate the current and planned feature sets of EMC’s EDM and Legato’s NetWorker in order to develop an enhanced product roadmap. We believe that we will be able to offer you a backup and recovery product unmatched in its breadth of features, performance, scalability, and ease-of-use. Customers opting to migrate to the new product will be offered a free license upgrade. Any future migration path will be guided by our guarantee of minimal disruption to your operations and protection of your current investment.

We will be seeking your input into the development of the enhanced roadmap and we will share it with you as soon as it is completed. Rest assured that you will continue to receive the high quality support you expect from EMC.

We will contact you soon to answer any questions and we look forward to surpassing your information backup and restore expectations.

Sincerely,

Mark S. Lewis

Executive Vice President Open Software and CTO

EMC Corporation

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.